Exhibit 3.6

CERTIFICATE OF SECOND AMENDMENT OF

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

RENOVORX, INC.

RenovoRx, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), certifies that:

1. The name of the Company is RenovoRx, Inc. The Company’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 17, 2012.

2. This Certificate of Second Amendment of Fifth Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the Company’s stockholders having been given by written consent without a meeting in accordance with Sections 228 and 242 of the Delaware General Corporation Law, and amends the provisions of the Company’s Fifth Amended and Restated Certificate of Incorporation, as currently in effect, as set forth below.

3. Article Fourth, Part B of the Company’s Fifth Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

B.(1) The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Company is authorized to issue is 64,360,455 shares, 42,000,000 shares of which shall be Common Stock (the “Common Stock”) and 22,360,455 shares of which shall be Preferred Stock (the “Preferred Stock). The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.

B.(2) Upon the filing of (the “Effective Date”) this Second Amended and Restated Certificate of Incorporation (this “Certificate”) each five (5) shares of Common Stock then issued and outstanding, or held by the Corporation as treasury stock immediately prior to the Effective Time shall automatically and without any further action by the Corporation or the holder thereof, be reclassified, combined, changed, converted and reconstituted into one (1) validly issued share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Holders who otherwise would be entitled to receive fractional share interests of Common Stock upon the effectiveness of the Reverse Stock Split shall be entitled to receive a whole share of Common Stock in lieu of any fractional share created as a result of such reverse stock split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been reclassified and combined pursuant to this provision.

IN WITNESS WHEREOF, this Certificate of Second Amendment has been signed this 5th day of August, 2021.

RENOVORX, INC.

By:	/s/ Shaun R. Bagai
Shaun R. Bagai
Chief Executive Officer

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